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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                      ------------------------------------

                    WINTHROP PARTNERS 79 LIMITED PARTNERSHIP
                            (Name of Subject Company)

                         QUADRANGLE ASSOCIATES I L.L.C.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                Michael L. Ashner
                             Chief Executive Officer
                                WIN Manager Corp.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      ------------------------------------

                            CALCULATION OF FILING FEE

================================================================================

Transaction Valuation*:  $1,652,500                Amount of Filing Fee: $330.50

================================================================================

* For purposes of calculating the fee only. This amount assumes the purchase of 3,305 units of limited partnership interest ("Units") of the subject partnership for $500 per Unit. The amount of the filing fee, calculated in accordance with
Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.
                                                             (cover page 1 of 2)

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                                                           (cover page 2 of 2)

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $330.50
Form or Registration No.:  14D-1
Filing Party: Quadrangle Associates I L.L.C.
Date Filed:  October 26, 1999

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CUSIP No. NONE                          14D-1                             Page 3

================================================================================

1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                         Quadrangle Associates I L.L.C.
                                   04-3485087

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group

      (a)   / /

      (b)   /X/

--------------------------------------------------------------------------------

3.    SEC Use Only

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4     Sources of Funds

                                       WC

--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)                                                           / /

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

--------------------------------------------------------------------------------

8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares         / /

--------------------------------------------------------------------------------

9.    Percent of Class Represented by Amount in Row 7

                                        0

--------------------------------------------------------------------------------

10.   Type of Reporting Person

                                       OO

================================================================================
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CUSIP No. NONE                          14D-1                             Page 4

================================================================================

1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                                WIN MANAGER CORP.
                                   04-3398667

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group

      (a)   / /

      (b)   /X/

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4     Sources of Funds

                                       N/A

--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)                                                           / /

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization

               Delaware

--------------------------------------------------------------------------------

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

--------------------------------------------------------------------------------

8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares         / /

--------------------------------------------------------------------------------

9.    Percent of Class Represented by Amount in Row 7

                                        0

--------------------------------------------------------------------------------

10.   Type of Reporting Person

                                       CO

================================================================================
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                        AMENDMENT NO. 1 TO SCHEDULE 14D-1

      This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on October 26, 1999 by Quadrangle Associates I L.L.C., a Delaware limited liability company (the "Purchaser"), and WIN Manager Corp., relating to the tender offer by the Purchaser to purchase up to 3,305 of the outstanding units of limited partnership interest ("Units") of Winthrop Partners 79 Limited Partnership (the "Partnership") at a purchase price of $500 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 26, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), to provide certain additional information contained in the Offer to Purchase.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following:

     (a)(4)       Supplement No. 1 to Offer to Purchase dated
                  November 12, 1999


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 1999

                                    QUADRANGLE ASSOCIATES I L.L.C.

                                    By:   WIN Manager Corp.

                                          By:  Michael L. Ashner
                                               -----------------------
                                               Michael L. Ashner
                                               Chief Executive Officer


                                    WIN MANAGER CORP.

                                    By:   Michael L. Ashner
                                          -----------------------
                                          Michael L. Ashner
                                          Chief Executive Officer


                                       6
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                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

(a)(4)            Supplement No. 1 to Offer to Purchase


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